

Mail Stop 4720

April 12, 2016

Via E-mail
Hubert L. Allen
Executive Vice President, General Counsel and Secretary
Abbott Laboratories
Dept. 0364, Bldg. AP6D-2
100 Abbott Park Road
Abbott Park, IL 60604

> **Re:** **Abbott Laboratories**
> **Annual Report on Form 10-K**
> **Filed February 19, 2016**
> **File No. 001-02189**

Dear Mr. Allen:

We have reviewed your filing and have the following comment. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in a response.

After reviewing your response to this comment, we may have additional comments.

Risk Factors
"Fluctuation in foreign currency exchange rates may adversely affect our financial statements . . .," page 13

1. We note that sales in international markets comprised 70% of your consolidated net sales in 2015. Additionally, we note that in Mr. White's March 2, 2016 letter to shareholders he noted that the strong U.S. dollar was the primary factor in your business environment and accounted for an 8.3% reduction of your top line. Given the significant impact of foreign exchange rates, please consider expanding this risk factor to include more information about the impact of foreign exchange rates and how these rates have impacted your financial results.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director